                                                              Quantum Ventures, Inc.

                                                                8926 Shepherd Way

                                                                Delta BC, Canada

Securities and Exchange Commission                                            September 29, 2006

Washington DC

Attention: Adam Halper

Re: Quantum Ventures, Inc.

Registration Statement on Form SB2/A

Commission File No. 333-119146

We are writing in response to your comment letter.

General

I .We reissue comment I of our letter dated July 29, 2005. The registration statement filed on EDGAR that is marked to show changes does not illustrate all changes that occurred since the fourth amendment. For example, it appears you have revised your disclosure on page 31 to state that "Starcom Technologies of Edmonton Alberta Canada will be performing these upgrades for the company,"" yet the statement is not marked as changed. Please provide us supplementally with a list of all changes to your documents in amendments four, five and six that are not properly reflected in your marked version filed via EDGAR.

We are providing marked copies supplementally, reflecting the changes made on amendments 4, 5, and 6

2. We continue to reissue comments 2, 5 and comment 9 of our letter dated July 29, 2005. For example, we note your revised disclosure in the "Our Business and Business Strategy" subsection of your "Prospectus Summary" section describes a potential link to the specialist and references their review. However, the disclosure does not appear to describe this specialist functionality in material detail or what that potential link or review process is. In addition, please clearly indicate to investors that much of the functionality of your product requires third party add-ons or is prospective in nature. It appears you are discussing critical software functionality that is not possible without various advancement or add ons. For example, advise why you state in your "Description of Business" section that your software was "fully operational in a Visual Basic format and had the ability to track, diagnose, and recommend treatment in patients ... "' but it appears this ability to diagnose and recommend treatment requires a third-party database. Please also discuss costs associated with purchasing a third-party database or other add-ons as discussed in your document.

Please revise to clearly discuss the actual functionality of your software at the previously requested points. Each discussion should clearly indicate what functionality was present at the time of acquisition. While we have included certain areas to focus on in subsequent comments, these comments are not exhaustive of the changes that should be made.

We have noted this comment and have revised the section

Table of Contents

3.

The Table of Contents should contain references to the location of the most significant parts of your document. As such, please delete the references to each specific risk factor.

We have noted this comment and have deleted the references to each specific risk factor*

Prospectus Summary

Our Business and Business Strategy, page 3

4.

We refer you to comment 9 our letter dated July 29, 2005. Please briefly discuss what an "Audio and Visual kernel" is and what efforts would be necessary to make the audio and visual features active. If audio and visual features are not currently active, please discuss in material detail and in non-technical terms here or in your "Description of Business" section what is the current user interface.

 We have noted this comment and have revised this section

Summary Financial Data, page 5

5. We note that you indicate here and elsewhere within your registration statement that you have incurred a loss from inception through March 31, 2006 of $51,032. However, this amount does not agree to your March 31, 2006 financial statements. Please revise.

We have revised our summary financial to coincide with our financial statements

6. We note that you indicate here and elsewhere within your registration statement that you have $41,448 of working capital on hand as of March 31, 2006. However, this amount appears to be overstated by the amount of your current liabilities. Please revise.

We have revised the over stated amount though out the document

Risk Factors, page 5

7.

It appears that no meaningful software development has occurred in MediFlow since it was acquired in 2004.

        Please consider risk factor disclosure if the passage of time and technological advancements has affected the development status, commercial viability or value of the software or advise why you have not included the disclosure.

 We have noted this comment and have added this disclosure as a risk factor

If we do not obtain additional financing...., page 5

8.

Please quantify the financing required over the next 12 months and compare it with currently available cash.

We have revised this risk factor to disclose our current capital needs and have compared to our current available cash

There is currently no market for our common stock..., page 6

9.

Please revise to disclose the ramifications to investors of not listing on the OTC Bulletin Board.

We have revised this risk to disclose the impact of not listing on the OTC Bulletin board

If we fail to provide protection for our Intellectual Property..., page 6

10.

We refer you to comment I I of our letter dated July 29, 2005 and note the revised risk factor is still very generic in nature. Please revise to briefly discuss the specific ramifications that could constitute a material risk to investors. Please revise to include specific concerns about possible areas of infringement as opposed to a brief mention of general concerns and list of possible intellectual property protections. Please reconcile your discussion of the few protections with the statement elsewhere in the registration statement that "[A]t the time of filing we had no protection in place for our intellectual property." Please advise or revise.

We have revised this risk factor

Plan of Distribution, page 17

11. We note your response to comment 3 of our letter dated July 29, 2005. We note your intent to use the Standard & Poor's Manual exemption as well as your statement that you intend to file blue sky registrations in accordance with state blue sky requirements. Please supplementally advise of the states you intend to file registrations and for which states the Manual exemption (or another exemption) is not available. Please revise your risk factor disclosure to indicate that you have not commenced any of these processes and discuss the ramifications to investors if the registrations are not filed.

We have revised this section as well as added a risk factor to disclose the ramifications to investors.

Description of Business

Organization within Last Five Years, page 24

12. We note you have not revised your registration statement to reflect the amendment to your agreements with 3493743 Manitoba, Ltd in May 2006. For example, we do not see reference to the amended closing date and cash payment date contained in the Technology Purchase Agreement.

We have revised this section with additional disclosure

13. Please discuss if there are any material relationships among Starcom Technologies and Quantum Ventures and your affiliates, Larry Cherrett, 3493732 Manitoba, Ltd. or World Star Holdings.

We have revised this section to disclose that there are no material relationships between Starcom Technologies and Quantum Ventures or any of our affiliates, Larry Cherrett, 3493732 Manitoba, Ltd. or World Star Holdings.

Current and Planned Development, page 25

14. We reissue comment 7 of our letter July 29, 2005. We are unable to locate risk factor disclosure and expanded disclosure in this section to discuss the ramifications that Mayer Zev, your principal competitor, has unrestricted right to use your underlying software and you do not have the right to use his database.

We have noted this comment and have revised this section to include this above mentioned risk factor

15. We note your response to comment 8 of our letter dated July 29, 2005. Please supplementally provide a copy of each of the two registered debentures.

We have noted this comment will send copies of the registered debentures

16. We note your statement concerning the intelligent database search engines for detailed descriptions. Please advise if this capability was present in the initial software obtained from 3493734 Manitoba Ltd. in 2004 and describe what is an "intelligent database search engine."' Does that require Internet compatibility?

We have noted this comment and have revised this section in more detail

17. We refer you to comment 19 of our letter dated July 29, 2005 and your statement that since your acquisition of the software in May 2004 you have focused your limited resources on organizational activities, testing the software and implementing preliminary design of your website. However, it appears that your disclosure has not been updated substantially since your May 24, 2005 amendment. Please revise to specifically discuss the operations of your company with substantial detail on the "organizational" and other activities that have been ongoing over the past year. In addition, we note numerous instances where you have not revised disclosure despite the passage of time. For example, on page 31 you state that you that you are in the process of commencing the trademarking process in the United States and Canada and that it should take approximately 30 to 60 days. We note that this disclosure has not changed since December 12, 2004.

We have noted this comment and have updated our disclosure throughout the document

Intellectual Property, page 27

18. We reissue comment I I of our letter dated July 29, 2005 in part. Please advise as to the consideration given to discussing the status of web design and website construction as they are conditions to your Technology Purchase Agreement.

We have noted this comment and have revised our disclosure to advise on the status of website development

Competition, page 27

19. We reissue comment 12 of our letter dated July 29, 2005. We do not believe that a mere recitation of a few companies that provide medical software and medical services is responsive to our comment. Please revise to provide qualitative or quantitative information regarding your relative position as requested. Consider also discussing: your relative size on a more prominent basis; if the competitive market is fragmented; and if you compete only for a portion of the larger medical software field. Consider also any material differences between your software and the ones produced by competitors (e.g., if the Mayo Clinic's software contains a medical database while your software does not).

We have noted this comment and have revised our disclosure in this section

Government Regulations, page 28

23. It appears that your plan has not changed drastically in nearly two years in registration. Noting no funds from this registration statement will flow to you, advise if additional disclosure is appropriate regarding the stagnant nature of your business and financing efforts over two years and how this will impact your ability to implement your plan of operation.

We have noted this comment have made additional disclosure

Market for Common Equity and Related Stockholder Matters

Rule 144 Shares, page 36

24. Please update the information in this section as of a more recent practicable date.

We have revised this section to the latest practicable date

Executive Compensation, page 36

25. Pursuant to Interpretation J.8B of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, please update disclosure in this section through the end of your fiscal year ended June 30, 2006 for the named executives.

We have updated this section through June 30, 2006

Available Information, page 38

26. Please note the address of the SEC Headquarters is now 100 F Street, N.E. Washington, D.C. 20549.

We have revised this section to reflect the new address of the SEC

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 11-1

27. Your disclosures regarding your change in auditors do not comply with Item 304 of Regulation S-B. Please revise to include the following:

• Disclose whether the former accountant resigned, declined to stand for reelection or was dismissed and the date;

• Disclose whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope. or accounting principles. If so, describe the nature of such adverse opinion, disclaimer or modification;

• Disclose whether the decision to change accountants was recommended or approved by the board of directors or similar committee of the board of directors;

• Disclose the date that the new accountant was engaged;

• Disclose whether you (or someone on your behalf) consulted the new accountant regarding the matters described in paragraph (a)(2)(i) of Item 304; and

• Attach the letter required by paragraph (a)(3) of Item 304.

We have revised this section to reflect the above mentioned point sand have included a letter from the company’s former accountants filed under Exhibit 16.

Dealer Prospectus Delivery Obligation, page 11-1

28. We note your statement "Until 180 days from the effective date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus." It appears that pursuant to Section 4(3) of the Securities Act and Securities Act Rule 174 the dealer prospectus delivery obligation would be 90 days. Please advise or revise.

We have revised this section

Undertakings, page 11-4

29. The undertakings under Item 512 of Regulation S-B have been amended recently. Please revise your undertakings in conformity with the Item 512 of Regulation SB.

We have revised this section

Exhibits

Exhibit 5.1

30. Please file a more recently dated legal opinion.

We noted this and have provided a recently updated legal opinion under exhibit 5.1

Yours truly,

/s/ Desmond Ross

Desmond Ross, President